SilverBox Corp V
8701 Bee Cave Road

East Building, Suite 310

Austin, TX 78746

November 26, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Isabel Rivera
Dorrie Yale
Howard Efron
Shannon Menjivar

Re:        SilverBox Corp V
               Registration Statement on Form S-1, as amended
               File No. 333-289783

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SilverBox Corp V, a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on Tuesday, December 2, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, request by telephone that such Registration Statement be declared effective.

Please contact Jonathan Ko of Paul Hastings LLP, counsel to the Company, at (213) 683-6188, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Stephen Kadenacy
Stephen Kadenacy
Chairman and Chief Executive Officer